SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

ICTS INTERNATIONAL N.V.
(Name of Issuer)

Common Shares, par value 0.45 Euro per share
(Title of Class of Securities)

N43837108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2009
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

        1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. N43837108	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,544
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,544
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N43837108	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EVEREST FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,060
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 137,060
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N43837108	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 837,604
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 837,604
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N43837108	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 837,604
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 837,604
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N43837108	13D	Page 6 of 8 Pages

        The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

        The aggregate purchase price, including commissions, of the 700,544 Shares purchased by ESSF is $1,251,907 (including all brokers’ commissions). The Shares owned by ESSF were purchased with its working capital.

        The aggregate purchase price, including commissions, of the 137,060 Shares purchased by Everest Fund is $278,925 (including all brokers’ commissions). The Shares owned by Everest Fund were purchased with its working capital.

Item 5(a) is hereby amended and restated to read as follows:

    (a)        As of June 26, 2009, ESSF and Everest Fund owned 700,544 Shares and 137,060 Shares, respectively, which constitute approximately 10.7% and 2.1%, respectively, of the 6,528,100 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer’s 20F filed with Securities and Exchange Commission on June 26, 2009).

        MEFM, by virtue of its status as the general partner of ESSF and Everest Fund, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to beneficially own the Shares held by ESSF and Everest Fund. Consequently, each of MEFM and Mr. Maoz may be deemed to beneficially own 837,604 Shares constituting approximately 12.8% of the outstanding Shares. MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended to add the following

    (c)        Schedule A attached hereto sets forth the transactions in the Shares by the Reporting Persons during the past 60 days. Unless otherwise noted, all such transactions were effected in the open market.

CUSIP No. N43837108	13D	Page 7 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2009	EVEREST SPECIAL SITUATIONS FUND L.P. By: Maoz Everest Fund Management Ltd., its General Partner

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

EVEREST FUND, L.P. By: Maoz Everest Fund Management Ltd., its General Partner

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD. By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

—————————————— ELCHANAN MAOZ

CUSIP No. N43837108	13D	Page 8 of 8 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock	Price Per	Date of
Purchased	Share($)	Purchase

EVEREST SPECIAL SITUATIONS FUND L.P.

5,000	2.1500	04/30/09
1,000	2.0000	05/18/09
2,500	2.0700	05/19/09
3,000	2.1000	05/26/09
3,000	2.2200	05/27/09
500	2.1500	05/27/09
2,500	2.1800	05/29/09
1,500	2.2500	05/29/09
4,000	2.1500	06/24/09
3,000	2.1000	06/25/09

EVEREST FUND, L.P.
None

MAOZ EVEREST FUND MANAGEMENT LTD.
None

ELCHANAN MAOZ
None